Filed by LAN S.A. Pursuant to

Rule 425 under the Securities Act of 1933 and

Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company:

TAM S.A.

(Commission File No. 333-177984)

LAN and TAM complete their transaction and create LATAM Airlines Group

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At the closing of the exchange offer, 99.9% of TAM shares that participated in the exchange offer agreed with the deregistration of TAM as a public company in Brazil, thus meeting the delisting condition. The tendered shares together with the TAM shares committed by the TAM controlling shareholders represent 95.9% of the total shareholding of TAM.

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LATAM Airlines Group, through the airlines that comprise it, will offer its passengers more flights to more destinations than any other airline group in South America, initially reaching about 150 destinations in 22 countries and transporting cargo to 169 destinations in 27 countries.

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LATAM Airlines Group will provide the most comprehensive network of connections and destinations in South America, and passengers of LAN and TAM will benefit over time from greater connectivity, improved routes and frequencies, and reduced connection times.

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LAN and TAM will continue to operate under their existing brands, with the same excellent service and quality that characterizes them today. Customers can continue to fly with LAN or TAM just as they do today.

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The leadership of both companies in South America will be strengthened by their combination and LATAM Airlines Group will have greater global competitive potential in an industry marked by the continuing consolidation of airline businesses and operations.

Santiago, Chile, June 22, 2012. - LAN Airlines S.A. (which has been renamed LATAM Airlines Group S.A.) and TAM S.A. report that they have successfully completed the exchange offer and mergers through which they have combined their businesses and created the LATAM Airlines Group S.A. LATAM Airlines Group S.A. will offer passengers more flights to more destinations than any other affiliated group of airlines in South America, initially reaching about 150 destinations in 22 countries and transporting cargo to 169 destinations in 27 countries.

As previously announced, the transaction was carried out through an exchange offer in which TAM’s shareholders could elect to exchange their TAM shares for LAN shares at a ratio of 0.9 LAN shares for each TAM share. The offered LAN shares will be delivered in the form of BDRs (Brazilian Depositary Receipts) in Brazil and ADRs (American Depositary Receipts) in the United States. The exchange offer, which was materialized with the auction on June 22, 2012, was subject to the condition that more than 2/3 of the TAM shares that participate in the offer agree with the deregistration of TAM as a public company in Brazil. This delisting condition was satisfied when 99.9% of the participant shares agreed with TAM’s deregistration. The tendered shares together with the TAM shares committed by the TAM Controlling Shareholders represented 95.9% of the total outstanding shares of TAM.

“The creation of this group of airlines is an opportunity to take South America to the world and to allow us to position ourselves to operate in an increasingly competitive environment due to the continuing consolidation of the global airline industry,” said Enrique Cueto, Executive Vice President-CEO of LATAM Airlines Group.

“The growth LATAM Airlines Group is expected to generate will allow us to offer flights to new destinations for our customers, create more opportunities for our more than 51,000 employees and greater value for shareholders. In addition, we can support the economic, social and cultural development of our region, improving the connectivity of passengers and cargo in South America and the rest of the world,” said Mauricio Rolim Amaro, Vice Chairman of TAM S.A.

Benefits for Passengers

Among the benefits that passengers of both LAN and TAM will be able to access over time are increased connectivity, improved routes and frequencies and reduced connection times. Additionally, starting June 27, 2012 the members of frequent flyer programs LANPASS and TAM Fidelidade may earn and redeem kilometers/points over the complete flight networks of LAN and TAM. In addition, members of the senior frequent flyer levels of both airlines (Comodoro / Black and Premium Silver / Red) may add to their existing benefits preferential access to services for themselves and a companion, including access to VIP lounges of both airlines, preferential check-in and boarding and priority baggage.

LATAM Airlines Group will continue to advance the integration of their operations in order to deliver the best service to customers.

Structure

As for the corporate structure, Mauricio Rolim Amaro, currently Vice Chairman of TAM, will become Chairman of LATAM Airlines Group S.A. Maria Claudia Amaro will remain as chairwoman of the Board of TAM S.A. and will also become a member of the Board of Directors of LATAM Airlines Group S.A. Enrique Cueto, currently Executive Vice President-CEO of LAN Airlines S.A., will become Executive Vice President-CEO of LATAM Airlines Group S.A. Ignacio Cueto, currently President and Chief Operating Officer of LAN Airlines S.A., will become CEO of LAN Airlines. Finally, Marco Antonio Bologna will remain as CEO of TAM S.A. and TAM Linhas Aéreas S.A.

Enrique Cueto announced that each airline in the LATAM Airlines Group will maintain its present headquarters: LAN in Santiago and TAM in Sao Paulo. Cueto also announced that both LAN and

TAM will continue to operate under their existing brands in the same way as they have done until now, with excellence in safety, service and quality as always: “This is the beginning of a long journey and the benefits to our customers will be added gradually as the integration of our companies’ progresses.”

LAN and TAM not only share a common vision of business but also a passion for delivering excellent service to their passengers and cargo customers and are committed to safety, reliability and high quality service. The combination was first announced in August 2010. In January 2011, the two companies announced that they entered into binding agreements and thereafter referred the transaction to the approval of various authorities and agencies, including the National Civil Aviation Agency of Brazil (ANAC), the TDLC (Tribunal de Defensa de la Libre Competencia, Chile’s antitrust authority), and the CADE, Brazil’s antitrust authority.

Cargo Business

LAN CARGO and its affiliates - ABSA in Brazil, MAS AIR in Mexico and Línea Aérea Carguera in Colombia - are the largest group of air cargo operators in Latin America. By adding the leadership of TAM CARGO in the Brazilian domestic market, LATAM Airlines Group will provide the leading cargo network in this region, offering its services to 169 destinations in 27 countries around the world.

As a result, LATAM Airlines Group will generate significant benefits for cargo customers, including access to the broadest network of routes in Latin America with connections to all major destinations in the world; modern infrastructure; larger capacity by combining the cargo availability of both companies on both passenger and freighter aircraft; and an extensive range of products and services both domestically and internationally. In addition, the combination will create access to efficient systems and technological tools that deliver visibility of shipments through e-tracking, and soon e-booking, and the integrated know-how of teams with vast industry experience who know both customer needs and how to respond to them.

Synergies from the Integration

Both companies project pre-tax synergies of approximately US$170 million to US$200 million for the first 12 months after combination, gradually increasing to annual pre-tax synergies of between US$600 million and US$700 million, beginning four years after the completion of the combination. LATAM Airlines Group S.A. also estimates one-time costs associated with the closing of the transaction and the realization of synergies of approximately US$170 million to US$200 million, most of which are expected to be incurred in the first 12 months after the completion of the combination. Approximately 60% of the total estimated potential synergies will derive from revenue increases in the passenger and cargo businesses and, therefore, the cost savings are expected to generate the remaining 40%.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., TAM Airlines (Paraguay) and Multiplus S.A.

This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 150 destinations in 22 countries and cargo services to about 169 destinations in 27 countries, with a fleet of 310 aircraft. In total, LATAM Airlines Group S.A. has more than 51,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively.

Further information at www.latamairlinesgroup.net

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LAN Airlines Contact Information External Communications Department (562) 565 3878 comunicaciones.externas@lan.com www.lan.com www.lan.com/es_cl/sitio_personas/prensa-lan	TAM S.A. Contact Information Media Relations (11) 5582-9748 / 7441 / 7442 / 2572 / 8795 / 2578 Plantão: (11) 8644-0128 www.tam.com.br www.tam.com.br/imprensa

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.